EXHIBIT 99.71

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

THIS Agreement is made this 1st, day of September, 2020, with effect as of the 14th day of February, 2020 (the “Effective Date”).

BETWEEN:

HIGH TIDE INC.
a corporation existing under
the laws of the Province of Alberta
(the “Vendor Parent”)

-and-

CANNA CABANA INC.
a corporation existing under
the laws of the Province of Alberta
(“Canna Cabana”)

-and-

KUSHBAR INC.
a corporation existing under
the laws of the Province of Alberta
(“KushBar”; together with Canna Cabana, the “Vendors”)

-and-

HALO LABS INC.
a corporation existing under
the laws of the Province of Ontario
(the “Purchaser Parent”)

-and-

HALO KUSHBAR RETAIL INC.
a corporation existing under
the laws of the Province of Alberta
(the “Purchaser”; and together with the Purchaser
Parent, the “Purchaser Parties”)

RECITALS:

1.	The Vendors are party to the Lease Agreements, pursuant to which the Vendors have the right to lease the Premises from the Landlords;

2.	The Vendor Parent owns, directly or indirectly, all of the issued and outstanding shares and interests of the Vendors;

3.	The Premises constitute a part of those lands and premises in Alberta, Canada, defined herein as the Lands, the municipal addresses of which are set forth in Schedule “A attached hereto;

4.	The Retail Cannabis Licences have been issued in respect of the Licensed Premises;

5.	The Purchaser intends to engage the Vendor Parent, or its nominee, to provide certain ongoing third-party retail management services in respect of the Licensed Premises;

6.	Pursuant to the terms and conditions set forth in an Asset Purchase Agreement made effective February 14, 2020 (the “Original Asset Purchase Agreement”), (i) the Vendors agreed to sell, transfer, convey and assign to the Purchaser all of the right, title, estate and interest of the Vendors in and to the Purchased Assets and the Purchaser agreed to purchase and assume the Purchased Assets as at the Closing Date; and (ii) the Purchaser agreed to engage the Vendor Parent, or its nominee, pursuant to the Retail Management Agreement in respect of the Licensed Premises; and

7.	The Parties wish to amend and restate the Original Asset Purchase Agreement as provided for in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	In this Agreement:

(a)	“Actual Revenue” means the sum derived from the following formula:

CR + MR + (MHR x 2)

where:

CR = the gross revenue generated by the Camrose Store (defined in Schedule A) during the period commencing on the Closing Date and ending on the Revenue Calculation Date;

MR = the gross revenue generated by the Morinville Store (defined in Schedule A) during the period commencing on the Closing Date and ending on the Revenue Calculation Date; and

MHR = the gross revenue generated by the Medicine Hat Store (defined in Schedule A) during the period commencing on the date that is six (6) months following the Closing Date and ending on the Revenue Calculation Date;

(b)	“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” shall have a similar meaning;

(e)	“AGLC” means Alberta Liquor, Gaming and Cannabis;

(f)	“AGLC Licence Grant” means the grant by the AGLC of a Retail Cannabis Licence to the Purchaser in respect of a Premises;

(g)	“Agreement” means this asset purchase agreement, including the recitals hereto and all schedules attached hereto, as the same may be amended, modified, supplemented or restated from time to time;

(h)	“Applicable Law” means, all statutes, laws, rules, orders, judgments, writs, injunctions, decrees, law and directions of Governmental Entities having jurisdiction over the Purchased Assets, the parties or the transaction contemplated herein;

(i)	“Asset Price” means the price of each of the Premises, as set forth in Schedule “A attached hereto;

(j)	“Assumed Liabilities” has the meaning set forth in Section 2.2;

(k)	“Business Days” means all days other than Saturdays, Sundays and all other days that are statutory holidays in the Province of Alberta or Ontario, and “Business Day” means any one of the Business Days;

(l)	“Change of Control” means (a) the acquisition, directly or indirectly, by a third party of securities of the Purchaser representing outstanding securities of the Purchaser to which are attached more than 50% of the votes that may be cast to elect the directors or the Purchaser after completion of such transaction (whether by way of a sale of securities, amalgamation or otherwise), or (b) the sale or exclusive license to a third party of all or substantially all of the assets of the business of the Purchaser, on a consolidated basis;

(m)	“CIPO Application” means Canadian Intellectual Property Office as application number with respect to the Intellectual Property;

(n)	“Closing” means the closing of the purchase and sale transaction provided for in this Agreement;

(o)	“Closing Date” means such date which is three (3) Business Days following the satisfaction or waiver of the Purchaser’s Condition and the Vendor’s Conditions, or such other date as the parties may mutually agree in writing;

(p)	“Condition Date” means October 30, 2020;

(q)	“Conversion Shares” means Purchaser Parent Shares issued under and pursuant to the Convertible Note;

(r)	“Convertible Note” has the meaning set forth in Section 3.1(b);

(s)	“CSE” means the Canadian Securities Exchange;

(t)	“Damages” means any losses, liabilities, damages, out of pocket expenses or costs (including reasonable legal fees and expenses), contingent or otherwise, whether liquidated or unliquidated, whether resulting from an action, suit, proceeding, arbitration, application, cause of action, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, or a cause, matter, thing, act, omission or state of facts not involving a third party;

(u)	“Earn-Out Shares” means Purchaser Parent Shares issued under and pursuant to the Earn-Out Note;

(v)	“Effective Date” has the meaning ascribed thereto on the first page of this Agreement;

(w)	“Encumbrances” means all registrations, mortgages, pledges, charges, liens, debentures, trust deeds, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, the Purchased Assets or any part thereof or interest therein, and any agreements, leases, options, easements, rights-of-way, restrictions, executions or other encumbrances, liens or interests (including notices or other registrations in respect of any of the foregoing) affecting title to the Purchased Assets or any part thereof or interest therein;

(x)	“Environmental Laws” means any and all statutes, laws, regulations, orders, bylaws, permits, guidelines and other lawful requirements of any federal, provincial, municipal or other Governmental Entity having jurisdiction over the Lands and the Premises in force with respect, in any way, to the environment, health or occupational health and safety, including with respect, in any way, to the protection of people, plants, animals, natural ecosystems and the natural environment (including in the context of the development of land, workplace safety and otherwise), and including all applicable policies, guidelines and standards with respect to the foregoing as adopted by any of those Governmental Entities from time to time. Without limiting the foregoing, Environmental Laws shall include the Environmental Protection and Enhancement Act of Alberta and the regulations proclaimed thereunder, as amended from time to time and any statute or regulations enacted in replacement thereof;

(y)	“Event of Default” has the meaning set forth in Section 7.5;

(z)	“ETA” means the Excise Tax Act (Canada), including the regulations proclaimed thereunder, as the same may be amended from time to time and including any statute or regulations enacted in replacement thereof;

(aa)	“Governmental Entity” means any federal, national, foreign, state, provincial, municipal, or local government, administrative agency or commission, regulatory body, court, tribunal or other governmental authority or instrumentality or any stock exchange, including the CSE and NEO;

(bb)	“GST” means goods and services tax payable in accordance with the ETA;

(cc)	“Guarantee” means the form of limited recourse guarantee appended to this Agreement as Exhibit 2;

(dd)	“including” means “including, without limitation,” (and “includes” has a corresponding meaning), unless otherwise expressly stated (e.g. including only);

(ee)	“Indemnified Parties” means a party’s Affiliates and each of their respective directors, officers, employees and agents;

(ff)	“Intellectual Property” means trademark “KushBar”;

(gg)	“ITA” means the Income Tax Act (Canada), including the regulations proclaimed thereunder, as the same may be amended from time to time and including any statute or regulations enacted in replacement thereof;

(hh)	“Landlord Consent” means the consent in writing of a Landlord to the assignment of a Lease Agreement to the Purchaser;

(ii)	“Landlords” means the landlords under the Leases, as set forth in Schedule “A attached hereto;

(jj)	“Lands” means those lands and premises in Alberta, Canada, within which the Premises are located, the current municipal address of which are set forth under the columns, “Municipal Addresses”, respectively, in Schedule “A attached hereto;

(kk)	“Lease Agreements” means the lease agreements, as set forth in Schedule “A attached hereto;

(ll)	“Lease Assignment and Assumption Agreement” has the meaning set out in Section 9.2(g);

(mm)	“Lease Transfer” means, with respect to any Lease, either a Landlord Consent or a Sublease;

(nn)	“Licensed Premises” means the Premises for which a Retail Cannabis Licence has been issued;

(oo)	“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made;

(pp)	“Municipality” means the municipal corporation established pursuant to the laws of the Province of Alberta having jurisdiction over the Lands, as more particularly set forth under the column “Municipality” in Schedule “A attached hereto;

(qq)	“NEO” means NEO Exchange Inc.;

(rr)	“Person” includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Entity, and the executors, administrators or other legal representatives of an individual in such capacity;

(ss)	“Pledge of Shares” means the pledge agreement appended to this Agreement as Exhibit 4;

(tt)	“Premises” means the premises leased under the Lease Agreements, the approximate square footage of which is set forth under the column “Square Footage” in Schedule “A attached hereto;

(uu)	“Purchase Price” has the meaning ascribed thereto in Section 3.1;

(vv)	“Purchased Assets” means collectively, all of the right, title, estate and interest of the Vendors in and to the following with respect to the Transferred Premises:

(i)	the Lease Agreements;

(ii)	the Premises, including all existing tenant’s fixtures and leasehold improvements, if any, therein;

(iii)	inventory on-hand, plus any inventory pre-purchased but not yet received; and

(iv)	the Intellectual Property;

(ww)	“Purchaser” has the meaning set out on page 1 hereof;

(xx)	“Purchaser Parent” has the meaning set out on page 1 hereof;

(yy)	“Purchaser Parties” means, collectively, the Purchaser Parent and the Purchaser;

(zz)	“Purchaser Parent Public Record” means all information filed by or on behalf of the Purchaser Parent with the Securities Authorities since October 2, 2018, in compliance, or intended compliance, with any Applicable Law prior to the date hereof, which is available for public viewing on the System for Electronic Document Analysis and Retrieval website under the Purchaser Parent’s profile at www.sedar.com;

(aaa)	“Purchaser Parent Shares” means common shares in the capital of the Purchaser Parent;

(bbb)	“Purchaser’s Condition” has the meaning set out in Section 8.1;

(ccc)	“Purchaser’s Solicitors” means Dentons Canada LLP;

(ddd)	“Regulatory Management Agreement” has the meaning ascribed thereto in Section 5.2;

(eee)	“Retail Cannabis Licence” has the meaning ascribed to the term “cannabis licence” pursuant to the Gaming, Liquor and Cannabis Act (Alberta);

(fff)	“Retail Management Agreement” has the meaning ascribed thereto in Section 5.1;

(ggg)	“Revenue Calculation Date” means the one (1) year anniversary following the first (1st) day of the first month immediately following the month in which the Closing Date occurs;

(hhh)	“Security Agreement” means the security agreement appended to this Agreement as Exhibit 3;

(iii)	“Securities Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada;

(jjj)	“Securities Laws” means the Securities Act (Ontario) and any other applicable federal and provincial securities laws;

(kkk)	“Sublease” means a sublease by one of the Vendors to the Purchaser of one of the Leases;

(lll)	“Target Revenue” means ;

(mmm)	“Transferred Premises” means the Premises for which a Lease Transfer has been obtained prior to the Condition Date;

(nnn)	“US Cannabis Laws” means the Controlled Substances Act, 21 USC 801 et seq., as it applies to marihuana (including any implementing regulations and schedules in effect at the relevant time) or any other U.S. federal law the violation of which is predicated upon a violation of the Controlled Substances Act as it applies to marihuana;

(ooo)	“Vendor Parent” has the meaning set out on page 1 hereof;

(ppp)	“Vendor Parties” means, collectively, the Vendor Parent and the Vendors;

(qqq)	“Vendors” has the meaning set out on page 1 hereof;

(rrr)	“Vendor’s Conditions” has the meaning set out in Section 8.2; and

(sss)	“Vendor’s Solicitors” means Garfinkle Biderman LLP.

1.2	The following schedules and exhibits are attached hereto and form a part of this Agreement:

(a)	Schedule “A” – Lands and Premises;

(b)	Schedule “B” – Retail Management Agreement;

(c)	Exhibit 1 – Convertible Note;

(d)	Exhibit 2 – Guarantee;

(e)	Exhibit 3 – Security Agreement; and

(f)	Exhibit 4 – Pledge of Shares.

1.3	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.4	Time shall be of the essence of this Agreement.

1.5	Grammatical variations of any terms defined herein have similar meanings; words importing the singular number shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders. The division of this Agreement into separate articles, sections, subsections, paragraphs and subparagraphs, and the insertion of headings and marginal notes and references are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.6	If at any time any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction, to the extent permitted by applicable law, the validity, legality and enforceability of any remaining provisions (and of such provision under the law of any other jurisdiction) shall not in any way be affected or impaired.

1.7	This Agreement and everything herein contained shall extend to, bind and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

1.8	All references to currency in this Agreement shall be deemed to be references to Canadian dollars.

1.9	No supplement, modification, waiver or amendment of this Agreement shall be binding unless executed in writing by the parties hereto or their respective solicitors.

1.10	No waiver of any of the provisions of this Agreement shall constitute or shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall any waiver constitute a continuing waiver unless otherwise expressed or provided.

1.11	Any notice, approval, waiver, agreement, instrument, document or communication permitted, required or contemplated in this Agreement may be given or delivered and accepted or received by the Vendor’s Solicitors on behalf of the Vendor Parties and by the Purchaser’s Solicitors on behalf of the Purchaser Parties and any tender of closing documents and any part of the Purchase Price may be made upon the Vendor’s Solicitors and the Purchaser’s Solicitors, as the case may be.

1.12	If the date or the final date, as applicable, for making any payment hereunder or the date for doing any act shall not be a Business Day, such date shall be extended to the next Business Day.

Article 2
AGREEMENT OF PURCHASE AND SALE AND ASSUMED LIABILITIES

2.1	On and subject to all of the terms and conditions hereof, the Vendors agree to sell, transfer, assign and convey the Purchased Assets to the Purchaser free and clear of all Encumbrances and the Purchaser hereby agrees to purchase and assume the Purchased Assets, as at the Closing Date and at and for the Purchase Price.

2.2	Provided that Closing occurs, the Purchaser Parties covenant and agree in favour of the Vendor Parties that the Purchaser Parties shall discharge, satisfy, fulfill and perform all of the obligations and liabilities of the Vendors incurred or accruing or to be satisfied, fulfilled and performed on and after the Closing Date under the Lease Agreements with respect to matters that arise from and after the Closing Date, as modified, amended, restated or replaced from time to time (the “Assumed Liabilities”).

Article 3
PURCHASE PRICE

3.1	Subject to Section 3.2, the purchase price payable by the Purchaser Parties hereunder for the Purchased Assets (the “Purchase Price”), shall be $5,300,000, allocated among the Purchased Assets in accordance with Asset Price allocations set forth in Schedule “A” and shall be payable as follows:

(a)	the Purchaser Parent has paid $3,500,000 to the Vendor Parent as a deposit on the Effective Date or forthwith following the receipt of approval from the NEO to proceed with the applicable issuance, subject to refund pursuant to Section 3.4, to be satisfied through the issuance by the Purchaser Parent of 13,461,538 Purchaser Parent Shares to the Vendor Parent at a deemed price of $0.26 (the “Consideration Share Price”) per Purchaser Parent Share (the “Deposit Shares”);

(b)	the Purchaser Parent will pay $1,800,000 to the Vendor Parent on the Closing Date, by way of issuance of a convertible promissory note substantially in the form attached hereto as Exhibit 1 (the “Convertible Note”); and

(c)	the Purchaser will pay cash consideration to the Vendor Parent on the Closing Date equal to the actual cost of inventory on-hand, plus the actual cost of any inventory pre-purchased but not yet received in respect of all of the Transferred Premises (provided that the Purchaser is provided with supporting documentation in respect of any such costs and that such costs were incurred in the ordinary course of business), subject to a maximum of $100,000 per Transferred Premises, and provided that any amounts in excess of such $100,000 are subject to the prior written consent of the Purchaser.

3.2	Earn-Out Provisions:

(a)	No later than 15 days following the Revenue Calculation Date, the Purchaser Parent shall deliver to the Vendor Parent a statement that sets forth, in reasonable detail, the Purchaser Parent’s calculation of the Actual Revenue, along with documentation that reasonably supports such calculation (collectively, the “Statement”).

(b)	If the Vendor Parent either has no objections to the Statement and, therefore, does not deliver a Dispute Notice (defined below) to the Purchaser Parent, or if the Vendor Parent otherwise fails to deliver a Dispute Notice to the Purchaser Parent within the time period required by the immediately following sentence, then the Statement, including the calculation of the Actual Revenue set forth therein, shall be deemed to be, and shall become, final, binding and conclusive on the Parties. If the Vendor Parent disputes the Purchaser Parent’s calculation of the Actual Revenue as set forth in the Statement, the Vendor Parent shall, by no later than 4:00 p.m. EST on the tenth (10th) day Purchaser Parent delivers the Statement, prepare and deliver to the Purchaser Parent a written notice of dispute (the “Dispute Notice”), which Dispute Notice shall (i) specifically identify, and provide a reasonably detailed explanation of, the basis upon which the Vendor Parent has delivered the Dispute Notice, and (ii) set forth the Vendor Parent’s calculation of the Actual Revenue along with documentation that reasonably supports such calculation.

(c)	If the Vendor Parent timely delivers a Dispute Notice to the Purchaser Parent in accordance with subsection (b) above, the Vendor Parent and the Purchaser Parent shall attempt to reconcile their differences, and any resolution by them as to any such dispute shall be final, binding and conclusive on all of the Parties. If the Vendor Parent and the Purchaser Parent are unable to resolve any such dispute within 10 days of the Purchaser Parent’s receipt of the Dispute Notice, the Vendor Parent and the Purchaser Parent shall forthwith (and in any event within 5 days) submit the dispute for resolution to KPMG, or, if KPMG provides written notice to the Vendor Parent and Purchaser Parent that it is unwilling to act, PwC (the “Accounting Firm”). The Accounting Firm shall be instructed to determine and deliver to the Vendor Parent and the Purchaser Parent within 10 Business Days after receipt of all such submissions (which shall include all documentary materials and analyses that the Vendor Parent and the Purchaser Parent believe relevant to a resolution of the dispute) by the Vendor Parent and the Purchaser Parent (such submissions to be delivered to the Accounting Firm within 5 Business Days of the engagement of the Accounting Firm), a final report (the “Final Report”) containing the Accounting Firm’s determination of the amount of Actual Revenue and such Final Report and the determinations contained therein shall be final, binding and conclusive on all of the Parties. If the Final Report concludes that the Actual Revenue was within 3% of the amount set forth in Statement, the fees and disbursements of the Accounting Firm shall be paid by the Vendor Parent when due. If the Final Report concludes that the Actual Revenue was not within 3% of the amount set forth in Statement, the fees and disbursements of the Accounting Firm shall be paid by the Purchaser Parent when due.

If the Actual Revenue (as finally determined) as of Revenue Calculation Date is equal to or greater than the Target Revenue, then (i), as of the Revenue Calculation Date, the Purchase Price will be deemed to be $5,700,000, and such additional $400,000 shall be allocated pro rata among the Purchased Assets, and (ii) forthwith following final determination of the Actual Revenue, the Purchaser Parent shall issue to the Vendor Parent a convertible note in substantially the same form as the Convertible Note, dated effective the Revenue Calculation Date (the “Earn-Out Note”); provided that, the Earn-Out Note shall be for a principal amount of $400,000 and no payment under the Earn-Out Note shall become due and payable until the first payment under the Convertible Note following issuance of the Earn-Out Note becomes due and payable.

(d)	If the Actual Revenue (as finally determined) as of Revenue Calculation Date is less than the Target Revenue, but greater than $4,400,000 (the amount of the difference between the Target Revenue and the Actual Revenue called the “Reduction Amount”) then (i), as of the Revenue Calculation Date, the Purchase Price will be deemed to be $5,700,000 less the Reduction Amount, and the difference between $5,700,000 and the Reduction Amount shall be allocated pro rata among the Purchased Assets, and (ii) forthwith following final determination of the Actual Revenue in accordance with this Section 3.2, the Purchaser Parent shall issue to the Vendor Parent the Earn-Out Note; provided that, the Earn-Out Note shall be for a principal amount equal to the sum of $400,000 less the Reduction Amount, and no payment under the Earn-Out Note shall become due and payable until the first payment under the Convertible Note following issuance of the Earn-Out Note becomes due and payable.

(e)	If the Actual Revenue (as finally determined) as of Revenue Calculation Date is equal to or less than , the Purchase Price shall remain $5,300,000 and the Purchaser Parent shall not be required to issue an Earn-Out Note to the Vendor Parent.

3.3	Provided that the Purchaser Parent has received the Consultant Exemption Exchange Approval (as defined below), the Purchaser Parent shall issue the Convertible Note and all of the common shares issuable upon the exercise thereof (collectively, the “Closing Securities”) to the Vendor Parent free and clear of all encumbrances pursuant to prospectus exemptions under Applicable Laws and the Closing Securities will not be subject to “restricted period” within the meaning of section 2.5 of National Instrument 45-102 – Resale Restrictions or any restrictions on resale imposed by the NEO, and will not contain any restrictive legends, provided that the Vendor Parent qualifies as a “consultant” (as defined in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) of the Purchaser Parent.

3.4	If (A) the Purchaser Parties terminate this Agreement pursuant to Section 11.2; or (B) if the Purchaser’s Conditions and Vendor’s Conditions are met on or prior to the Condition Date and the Vendor Parties refuse to proceed to Closing; then the Vendor Parent will forthwith return all of the Deposit Shares to the Purchaser Parent or, if the Vendor Parent has sold any portion of the Deposit Shares, then the Vendor Parent will forthwith refund the gross proceeds (less customary brokerage costs and commissions) of the sale of such Deposit Shares to the Purchaser Parent and return Deposit Shares that were not sold, provided that such refund will be reduced by the actual amount of expenses that the Vendor Parent has reasonably incurred after the Effective Date in relation to Premises from which no retail business of the Vendors is being carried-on (and provided that the Purchaser Parties are provided with supporting documentation in respect of any such expenses).

In the event that (i) the Purchaser Parties terminate this Agreement for any reason other than pursuant to Section 11.2; or (ii) the Vendor Parent terminates this Agreement based on a Closing not having occurred based on the non-satisfaction or non-waiver of any of the Purchaser’s Conditions or Vendor’s Conditions; then the Deposit Shares shall be immediately forfeited by the Purchaser Parties.

Notwithstanding the foregoing, if an Event of Default or a Change of Control occurs, then the Deposit Shares and any consideration received by the Vendor Parent in consideration for any Deposit Shares will not be refunded to the Purchaser Parties.

3.5	The Purchaser and the Vendor Parties shall jointly elect under subsection 167(1) of the ETA and under any similar provision of any applicable provincial legislation imposing a similar value added or multi-staged tax, that no tax be payable with respect to the purchase and sale of the Purchased Assets pursuant to this Agreement. The Purchaser and the Vendor Parties shall make those elections in prescribed form containing prescribed information and shall file those elections in compliance with the requirements of applicable legislation.

3.6	The Vendor Parent may not, during any trading day following the issuance of the Deposit Shares, enter into any transaction or series of transactions, through the facilities of the NEO or any stock exchange on which the Purchaser Parent Shares are then listed, that results in the sale of a number of Deposit Shares that is greater than 10% of the total daily volume of the Purchaser Parent Shares traded on such stock exchange for that trading day. Upon the written request of the Purchaser Parent, which request may not be made more than once per calendar month, the Vendor Parent shall deliver to the Purchaser Parent a written report that sets out the material details of any such sale, including the sale price thereof. Notwithstanding the foregoing, if an Event of Default or Change of Control occurs, then the Vendor Parent may sell all of the Conversion Shares and Deposit Shares immediately.

3.7	The Vendor Parties and the Purchaser Parties agree that the Purchase Price shall be allocated among the Purchased Assets for all purposes (including tax and financial accounting) as agreed by their respective public accountants, negotiating on their behalf.

Article 4
RISK AND RESPONSIBILITY

4.1	Except as otherwise expressly set forth herein, the Premises shall be at the sole risk and responsibility of the Vendor Parties until 12:00 o’clock noon on the Closing Date.

Article 5
Vendor services

5.1	The Vendor Parent and the Purchaser Parent agree to proceed diligently and in good faith to negotiate and settle the terms of the retail management agreement (the “Retail Management Agreement”) for execution, with Schedule “B” hereto serving as a bare minimum for the Retail Management Agreement.

5.2	The Vendor Parent and the Purchaser have entered into a regulatory management agreement (the “Regulatory Management Agreement”) dated as of the Effective Date.

5.3	Following the Closing Date, the Vendor Parties and the Purchaser agree that the Vendor Parties will include the Transferred Premises on any data reporting agreement that the Vendor Parties or any one of them have entered into with a third party or enter into with a third party following the Closing Date, and the Vendor Parties will pay a monthly fee to the Purchaser equal to 50% of the profits realized by the Vendor Parties under such data reporting agreements attributable to Transferred Premises that have received a Retail Cannabis Licence.

5.4	Following the Closing Date and conditional upon the Purchaser (or an Affiliate thereof):

(a)	receiving a licence issued under the Cannabis Act (Canada), including with respect to the cultivation, sale or processing of cannabis; and

(b)	receiving a licence, if applicable, from AGLC for the sale of the Purchaser’s (or its Affiliates) cannabis products in Alberta;

the Vendor Parties agree use their best efforts to list all of the Purchaser’s products in the retail cannabis stores operated by the Vendor Parties, or any of them.

Article 6
VENDOR’S REPRESENTATIONS, WARRANTIES & COVENANTS

6.1	As a material inducement to the Purchaser Parties entering into this Agreement and completing the transaction and acknowledging that the Purchaser Parties are entering into this Agreement in reliance upon the representations and warranties of the Vendor Parties set out herein, the Vendor Parties, jointly and severally, hereby represent and warrant to the Purchaser Parties that:

(a)	the Vendor Parties are corporations duly organized and validly existing under the laws of the jurisdiction of incorporation of the Vendor Parties and are authorized to carry on business in the province of Alberta;

(b)	the Vendor Parties have the corporate power and authority to own or lease each of the Purchased Assets, carry on their business as now being conducted and to sell, assign, transfer, convey and set over their respective interest in and to the Purchased Assets according to the intent and meaning of this Agreement;

(c)	the execution, delivery and performance of this Agreement has been duly and validly authorized by any and all requisite corporate actions and will not result in any violation of, be in conflict with or constitute a default under any articles, charter, bylaw or other governing document to which the Vendor Parties are bound;

(d)	the Vendor Parties are the legal and beneficial owners of the Purchased Assets, which will be free and clear of all Encumbrances on Closing, and no Person other than the Purchaser has any right of refusal, option or other right to acquire the Vendors’ interest in any of the Purchased Assets;

(e)	there are no actions, suits, hearings, arbitrations, audits, charges, orders (draft or otherwise), judgments, injunctions, decrees, awards, writs, proceedings (public or private) or investigations that have been brought by or against any governmental authority or any other person pending or, to the knowledge of the Vendor Parties, threatened against or affecting the Vendor Parties or the Purchased Assets or that seek to prevent, enjoin, alter or delay the transactions provided for by this Agreement;

(f)	the Vendor Parties are not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) and has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it. The Vendor Parties have not initiated proceedings with respect to a compromise or arrangement with their creditors or for their winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of them or any of their undertakings, property or assets and no execution or distress has been levied on any of its undertakings, property or assets, nor have any proceedings been commenced in connection with any of the foregoing;

(g)	this Agreement and any other agreements delivered in connection herewith constitute valid and binding obligations of the Vendor Parties enforceable against the Vendor Parties in accordance with their terms;

(h)	the Vendor Parties are conducting their business in compliance with all Applicable Laws. Since the date the Vendor Parties commenced carrying on business, the Vendor Parties conducted their business in material compliance with all Applicable Laws;

(i)	the Vendors do not have, and have never had, any employees in relation to their business, other than current employees of the Transferred Premises that have received Retail Cannabis Licences;

(j)	with respect to the Lease Agreements and the Premises:

(i)	true and complete copies of the Lease Agreements, including any amendments thereof, have been made available to the Purchaser Parties for review;

(ii)	each Lease Agreement is full force and effect and in good standing with no amendments. There are no current or, to the knowledge of the Vendor Parties, pending negotiations with respect to the renewal, repudiation or amendment of the Lease;

(iii)	all payments required to be made by the Vendor Parties under the Lease Agreements have been paid, there are no outstanding defaults or violations in any material respect under the Lease on the part of the Vendor Parties or, to the knowledge of the Vendor Parties, on the part of the Landlords, there are no known disputes between the Vendor Parties and the Landlords and the Vendor Parties have not sublet, assigned, licensed or otherwise conveyed any rights in the Lease Agreements or the Premises to any other person;

(iv)	the Vendor Parties have adequate rights of ingress and egress to and from all of the Premises for the operation of their business in the ordinary course;

(v)	the current uses of each Premises by the Vendor Parties comply in all material respects with all Applicable Laws;

(vi)	no alterations, repairs, improvements or other work have been ordered, directed or requested in writing under any Applicable Law by the Vendor Parties, or, to the knowledge of the Vendor Parties, by any other person, with respect to the Premises or the buildings and structures thereon or with respect to any of the plumbing, heating, elevating, water, drainage or electrical systems, fixtures or works, which alteration, repair, improvement or other work for the Premises that has not been completed;

(vii)	there is nothing owing by the Vendor Parties in respect of the supply to or the use by it of water, gas, electrical power or energy, steam or hot water, or other utilities relating to the Premises (except for current accounts the payment dates of which have not yet passed);

(viii)	to the knowledge of the Vendor Parties, no part of any Premises has been taken or expropriated by any body having power of expropriation, nor, to the knowledge of the Vendor Parties, has any legal proceeding or written notice in respect of any such expropriation been commenced, given or threatened;

(k)	with respect to the Intellectual Property:

(i)	none of the Vendor Parties has made any trade-mark registrations, trade-mark applications, copyright registrations, copyright applications or any other intellectual property registrations in any jurisdiction, other than the CIPO Application;

(ii)	the execution and delivery of this Agreement and the completion and performance of the transactions and obligations contemplated by or contained in this Agreement will not breach, violate or conflict with any instrument or agreement governing any Intellectual Property right, and will not cause the forfeiture or termination of any Intellectual Property right or in any way exclude the right of the Vendor to use, sell, license or dispose of or to bring any action for the infringement of any Intellectual Property right (or any portion thereof);

(iii)	to the knowledge of the Vendor Parties, the conduct of the business carried-on by the Vendor Parties does not infringe upon any intellectual property right, domestic or foreign, of any Person;

(iv)	there are no royalties, honoraria, fees or other payments payable by the Vendor Parties to any person by reason of the ownership, use, license, sale or disposition of the Intellectual Property;

(l)	The Vendor Parties have paid all federal and provincial income taxes that are due and payable;

(m)	the Vendor Parties are not a non-resident of Canada for purposes of the ITA;

(n)	each of the Vendor Parties is a GST resident under the Excise Tax Act (Canada);

(o)	the Retail Cannabis Licences are in force and effect in accordance with the conditions thereof;

(p)	provided that the Lease Transfer has been obtained in respect of the Transferred Premises and that the AGLC has approved the transfer of the Licensed Premises, the Vendors have the full right and authority to transfer and assign the Purchased Assets to the Purchaser;

(q)	the information contained in the documents, certificates and written statements (including this Agreement and the schedules hereto) furnished to Purchaser Parent by or on behalf of Vendor Parties with respect to the Vendor Parties, their business and the Purchased Assets is true and complete in all material respects; and

(r)	the Vendor Parties have made available to the Purchaser Parent for review, true and complete copies of any material information and details requested by the Purchaser Parent with respect to the Purchased Assets, and the Vendor Parties confirm that any of the following items provided to the Purchaser Parent, if actually provided, are materially accurate as of the Effective Date: (i) physical condition, (ii) regulatory status, (iii) tax status, (iv) sales figures, (v) costs incurred, (vi) capital expenditures incurred and to be incurred, (vii) construction costs, (viii), actual or threatened litigation, (ix), labour disputes, (x), environmental issues, (xi) disputes with vendors and suppliers, (xii) discontinuation of best selling products, (xiii) systems (including Cova and Sage X3), (xiv) security, and (xv) disputes with owners of neighboring premises and properties (collectively, the “Material Information Disclosure”), and other than as disclosed in the Material Information Disclosure, the Vendor Parties have no actual knowledge of any facts relating to the Purchased Assets which have, or could reasonably be expected to have, a material adverse effect on the Purchased Assets.

6.2	The representations and warranties of the Vendor Parties set forth in Section 6.1 shall not merge on the closing of the transaction contemplated herein but shall survive beyond the Closing Date for a period of 18 months provided that any claim in respect of the breach of any such representation and warranty (whether pursuant to Article 9 of this Agreement or otherwise) shall be made prior to the expiry of such period.

6.3	From and after the date hereof and until the Closing Date, the Vendor Parties shall not do anything which would cause any of the warranties or representations contained herein to become untrue or incorrect in any material respect and in all events shall forthwith notify the Purchaser Parties in writing if the Vendor Parties becomes aware that any warranty or representation becomes untrue or incorrect in any material respect.

6.4	The Purchaser Parties shall comply with any reasonable requests of the Landlords that are required as conditions to the Lease Transfers.

6.5	Except for the representations, warranties, covenants and certifications of the Vendor Parties expressly set out in this Agreement and any closing documents delivered by the Vendor Parties, the Purchaser irrevocably acknowledges and agrees, without condition, reservation or qualification of any kind whatsoever, that the Purchased Assets are being purchased by the Purchaser strictly on an “as is, where is” basis, without any express or implied agreement or representation and warranty or certification of any kind whatsoever or any liability or obligation by or on behalf of the Vendor Parties as to any matter concerning or relating to the Purchased Assets.

6.6	Each of the Vendor Parties covenants that it shall from time to time, before or after the Closing, assist, provide information (including financial information), and cooperate with the Purchaser Parties as may be reasonably necessary or desirable in order for the Purchaser Parent to complete all required post-Closing securities filings within the prescribed time period, including: (i) a business acquisition report (if required pursuant to Part 8 of the National Instrument 51-102 – Continuous Disclosure Obligations) and (ii) any post-trade reports.

6.7	The Vendor Parties, jointly and severally, hereby covenant that, during the period from the date of this Agreement to the Closing Date, the Vendor Parties shall:

(a)	permit the Purchaser Parties to examine all books and records that relate to the Purchased Assets;

(b)	use reasonable commercial efforts to (i) preserve the Vendors’ business and (ii) preserve the relationships of the Vendor with suppliers, customers and others having business relations with it with respect to their business;

(c)	maintain all of the property and assets of the Vendors’ business (including the Purchased Assets) in the same condition as they now exist, ordinary wear and tear excepted and other than as a result of changes in the ordinary course of business or pursuant to this Agreement;

(d)	maintain the Vendors’ books and records in the ordinary course and record all transactions on a basis consistent with past practice;

(e)	keep in full force all of the current insurance policies of the Vendors’ business;

(f)	use reasonable commercial efforts to obtain from the Landlords their respective consent to the assignment of the Leases to the Purchaser;

(g)	forthwith advise the Vendor of any breach of any representation or warranty of the Vendor Parties contained herein;

(h)	take all steps reasonably necessary to assist the Purchaser Parent with obtaining the approval of the NEO to issue the Conversion Shares and Earn-Out Shares (including in reliance on the prospectus exemption in section 2.24 of NI 45-106), including the submission of a Personal Information Form in respect of the Vendor Parent and the directors and officers thereof, if requested by NEO;

(i)	ensure that the Vendors do not, without the prior written consent of the Purchaser Parties:

(i)	fail to carry on their business in substantially the same manner as the same were carried-on immediately prior to execution of this Agreement;

(ii)	complete any transaction with any Person that does not deal at arm’s length (as such term is contemplated under the Income Tax Act (Canada)) out of the ordinary course of business;

(iii)	create, incur or assume any encumbrance upon any of the properties or assets of their business out of the ordinary course of business;

(iv)	dispose of any of the properties or assets of their business except in the ordinary course of business;

(v)	terminate or waive any right of substantial value of their business;

(vi)	enter into any transaction or incur any obligation or liability, except in the ordinary course of business.

Article 7
PURCHASER’S REPRESENTATIONS, WARRANTIES and covenants

7.1	As a material inducement to the Vendor Parties entering into this Agreement and completing the transaction and acknowledging that the Vendor Parties are entering into this Agreement in reliance upon the representations and warranties of the Purchaser Parties set out herein, the Purchaser Parties hereby jointly and severally represent and warrant to the Vendor Parties that:

(a)	the Purchaser is a corporation duly organized and validly existing under the laws of the jurisdiction of incorporation of the Purchaser and is authorized to carry on business in the province of Alberta;

(b)	the Purchaser has the corporate power and authority to acquire the Purchased Assets according to the intent and meaning of this Agreement;

(c)	the Purchaser is registered in accordance with Part IX, Division V, Subdivision D of the ETA, and its registration number is ;

(d)	the execution, delivery and performance of this Agreement has been duly and validly authorized by any and all requisite corporate, shareholders’ and directors’ actions and will not result in any violation of, be in conflict with or constitute a default under any articles, charter, bylaw or other governing document to which the Purchaser is bound;

(e)	the Purchaser is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) and has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it. The Purchaser has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of it or any of its undertakings, property or assets and no execution or distress has been levied on any of its undertakings, property or assets, nor have any proceedings been commenced in connection with any of the foregoing;

(f)	the Purchaser is a GST resident under the Excise Tax Act (Canada);

(g)	the execution, delivery and performance of this Agreement will not result in any violation of, be in conflict with or constitute a default under any term or provision of any agreement or document to which the Purchaser is a party or by which the Purchaser is bound, nor under any regulation applicable to the Purchaser; and

(h)	this Agreement and any other agreements delivered in connection herewith constitute valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their terms.

7.2	As a material inducement to the Vendor Parties entering into this Agreement and completing the transaction and acknowledging that the Vendor Parties are entering into this Agreement in reliance upon the representations and warranties of the Purchaser Parent set out herein, the Purchaser Parties hereby jointly and severally represent and warrant to the Vendor Parties that:

(a)	the Purchaser Parent is a corporation duly organized and validly existing under the laws of the jurisdiction of incorporation of the Purchaser Parent and is authorized to carry on business in the provinces of Ontario and British Columbia;

(b)	the execution, delivery and performance of this Agreement has been duly and validly authorized by any and all requisite corporate, shareholders’ and directors’ actions and will not result in any violation of, be in conflict with or constitute a default under any articles, charter, bylaw or other governing document to which the Purchaser Parent is bound;

(c)	the Purchaser Parent is authorized to issue the Deposit Shares to the Vendor Parent, or as otherwise directed by the Vendor Parent, in accordance with the terms and conditions of Article 3. The Deposit Shares have been duly authorized for issuance and sale by all necessary action on the part of the Purchaser Parent and, when issued and delivered by the Purchaser Parent, shall be validly issued and outstanding as fully paid and non-assessable and shall not be subject to, or in violation of any pre-emptive rights or contractual rights to purchase securities issued by the Purchaser Parent to third parties, and shall be issued in compliance with all Applicable Laws in all material respects;

(d)	the Purchaser Parent is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) and has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it. The Purchaser Parent has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of it or any of its undertakings, property or assets and no execution or distress has been levied on any of its undertakings, property or assets, nor have any proceedings been commenced in connection with any of the foregoing;

(e)	except as disclosed to the Vendor Parent in writing, the issued and outstanding Purchaser Parent Shares are listed and posted for trading on the NEO and the Purchaser Parent is in compliance with the rules and regulations of the NEO in all material respects;

(f)	the Purchaser Parent is a “reporting issuer” in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador within the meaning of Securities Laws and is not in default of any requirements of Securities Laws thereof except as would not reasonably be expected to have a material adverse effect on the Purchaser Parent;

(g)	the documents and information comprising the Purchaser Parent Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any Misrepresentation, unless such document or information was subsequently corrected or superseded in the Purchaser Parent Public Record prior to the date hereof. The Purchaser Parent has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by the Purchaser Parent with the Securities Authorities since October 2, 2018;

(h)	except as disclosed to the Vendor Parent in writing, the Purchaser Parent Public Record sets out the authorized and issued shares of the Purchaser Parent, all of which have been validly issued and are outstanding as fully paid and non-assessable shares, and were not issued in violation of the pre-emptive rights of any Person or any contract or Applicable Law by which the Purchaser Parent was bound as the time of the issuance;

(i)	except as disclosed to the Vendor Parent in writing, other than the Deposit Shares to be issued under the terms of this Agreement and the Conversion Shares that may be issued under the Convertible Note, and other than as set out in the Purchaser Parent Public Record, no Person has any contract or any right or privilege capable of becoming a contract, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any issued or un-issued shares or other securities of the Purchaser Parent;

(j)	the: (i) consolidated audited financial statements of the Purchaser Parent for the years ending December 31, 2018 and 2017 (including the notes thereto) and the related MD&A; and (ii) the condensed consolidated interim financial statements of the Purchaser Parent for the three and nine months ended September 30, 2019 and 2018 (collectively, the “Purchaser Parent Financial Statements”) were prepared in accordance with IFRS consistently applied and present fairly, in all material respects, the consolidated financial position, financial performance and cash flows of the Purchaser Parent for the dates and periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Purchaser Parent on a consolidated basis. There has been no material change in the Purchaser Parent’s accounting policies, except as described in the Purchaser Parent Financial Statements;

(k)	the execution, delivery and performance of this Agreement will not result in any violation of, be in conflict with or constitute a default under any term or provision of any agreement or document to which the Purchaser Parent is a party or by which the Purchaser Parent is bound, nor under any regulation applicable to the Purchaser Parent; and

(l)	this Agreement and any other agreements delivered in connection herewith constitute valid and binding obligations of the Purchaser Parent enforceable against the Purchaser Parent in accordance with their terms.

7.3	From and after the date hereof and until the Closing Date, the Purchaser Parties shall not do anything which would cause any of the warranties or representations contained herein to become untrue or incorrect in any material respect and in all events shall forthwith notify the Vendor Parent in writing if the Purchaser Parties become aware that any warranty or representation becomes untrue or incorrect in any material respect.

7.4	The Purchaser Parent take all steps reasonably necessary to obtain the approval of the NEO to issue the Conversion Shares and Earn-Out Shares (including in reliance on the prospectus exemption in section 2.24 of NI 45-106);

7.5	The following events (“Events of Default”) will constitute a default hereunder in respect of the Purchaser Parent:

(a)	the adoption of a plan of liquidation or resolutions providing for the liquidation or dissolution of itself or any of its subsidiaries;

(b)	(A) missing any required material filing with a securities commission or (B) ceasing to be a reporting issuer; provided however, that in the case of (B), it shall not be an Event of Default if the Purchaser Parent ceases to be a reporting issuer as a result of completing a bona fide, arm’s length transaction that (i) is completed in accordance with Applicable Law and all requisite corporate, shareholders’, directors’ and regulatory approvals, consents and authorization, and (ii) the board of directors of the Purchaser Parent, acting in good faith, in accordance with Applicable Law, and with due regard to this Agreement and the parties intentions and objectives herein, determines is in the best interests of the Purchaser Parent;

(c)	the Purchaser Parent Shares cease to be listed for trading on the NEO or another recognized stock exchange in North America (including, for certainty, the Canadian Securities Exchange) for a period of more than seven (7) business days; provided however, that it shall not be an Event of Default if the Purchaser Parent Shares cease to be listed on the NEO or such other recognized stock exchange as a result of the Purchaser Parent completing a bona fide, arm’s length transaction that (i) is completed in accordance with Applicable Law and all requisite corporate, shareholders’, directors’ and regulatory approvals, consents and authorization, and (ii) the board of directors of the Purchaser Parent, acting in good faith, in accordance with Applicable Law, and with due regard to this Agreement and the parties intentions and objectives herein, determines is in the best interests of the Purchaser Parent.

7.6	The representations and warranties of the Purchaser Parties set forth in Sections 7.1 and 7.1 shall not merge on the closing of the transaction contemplated herein but shall survive beyond the Closing Date for a period of 18 months provided that any claim in respect of the breach of any such representation and warranty (whether pursuant to Article 9 of this Agreement or otherwise) shall be made prior to the expiry of such period.

Article 8
CONDITIONS

8.1	The obligation of the Purchaser Parties to complete the purchase of the Purchased Assets in accordance with this Agreement shall be subject to the following condition being satisfied on or before 2 p.m. (Toronto time) on the Condition Date (the “Purchaser’s Conditions”):

(a)	all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Vendor Parties shall have been complied with or performed in all material respects;

(b)	AGLC shall have provided notice to the Purchaser that it has satisfied AGLC due diligence procedures and is eligible to be granted a Retail Cannabis Licence for the Transferred Premises. For greater certainty, it will not be a Purchaser’s Condition for AGLC to have granted a Retail Cannabis Licence to the Purchaser in respect of any of the Transferred Premises;

(c)	provided that the Purchaser Parent has made it best efforts in applying for approval, the Purchaser Parent has received the approval from the NEO, if required, to issue Purchaser Parent Shares under and pursuant to the Convertible Note, subject only to customary conditions; and

(d)	the Retail Management Agreement shall have been executed, provided that the execution of such agreement shall be deemed not to constitute a Purchaser’s Condition with respect to Premises of which Kush Bar is the tenant under the Lease Agreement. For greater certainty, the parties agree that a Closing will occur with respect to the Kush Bar locations notwithstanding that the Retail Management Agreement has been executed.

The Purchaser’s Conditions have all been inserted for the sole and exclusive benefit and advantage of the Purchaser Parties and the Purchaser Parties may waive any or all of the Purchaser’s Conditions by notice in writing given to the Vendor Parties on or before the Condition Date. In the event that the Purchaser’s Conditions are not satisfied or waived as aforesaid by 2 p.m. (Toronto time) on the Condition Date, then such conditions shall be conclusively deemed not to have been satisfied.

Any waiver of the Purchaser’s Conditions shall not constitute a waiver or release of the Vendor Parties of any responsibility or liability owed by the Vendor Parties to the Purchaser Parties, pursuant to the representations, warranties, covenants and agreements set forth herein, which shall survive in accordance with this Agreement.

If the Purchaser’s Conditions, or any of them, are not satisfied (or are deemed not to have been satisfied) or waived as aforesaid, the Vendor Parent shall forthwith discharge its obligations under Section 3.3 hereof and, thereafter, this Agreement shall terminate and the parties will have no further obligation to each other hereunder.

If the Purchaser’s Condition set forth in Section 8.1(b) is not capable of being satisfied by the Condition Date due to a delay on the part of AGLC, then, notwithstanding any provision of this Agreement, the Purchaser Parent shall be entitled to extend the Condition Date by up to 60 days, for the sole purpose of satisfying the Purchaser’s Condition set forth in Section 8.1(b), by providing written notice of such extension to the Vendor Parent; provided further that, if such Purchaser’s Condition is still not capable of being satisfied by the extended Condition Date as a result of a new inquiry made by AGLC after the original Condition Date, then the Parties, acting reasonably, shall agree to one further extension of the Condition Date for the sole purpose of satisfying such Purchaser’s Condition.

8.2	The obligations of the Vendor Parties to complete the sale of the Purchased Assets in accordance with this Agreement shall be subject to all of the following conditions being satisfied on or before 2 p.m. (Toronto time) on the Condition Date (collectively, the “Vendor’s Conditions”):

(a)	the Purchaser Parties shall have complied with any requests of the Landlords that are required as conditions to providing the Lease Transfers;

(b)	AGLC shall have provided notice to the Purchaser that it has satisfied AGLC due diligence procedures and is eligible to be granted a Retail Cannabis Licence for the Transferred Premises;

(c)	the Purchaser Parent has received the approval from the NEO to issue the Closing Securities in reliance on the prospectus exemption contained in Section 2.24 of NI 45-106 (the “Consultant Exemption Exchange Approval”);

(d)	no Event of Default shall have occurred; and

(e)	all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser Parties shall have been complied with or performed in all material respects.

The Vendor’s Conditions have all been inserted for the sole and exclusive benefit and advantage of the Vendor Parties and the Vendor Parent may waive any or all of the Vendor’s Conditions by notice in writing given to the Purchaser Parties on or before the Condition Date. In the event that the Vendor’s Conditions are not satisfied or waived by 2 p.m. (Toronto time) on the Condition Date, then such conditions shall be conclusively deemed not to have been satisfied.

Any waiver of the Vendor’s Conditions shall not constitute a waiver or release of the Purchaser Parties of any responsibility or liability owed by the Purchaser Parties to the Vendor Parent, pursuant to the representations, warranties, covenants and agreements set forth herein, which shall survive in accordance with this Agreement.

If the Vendor’s Conditions, or any of them, are not satisfied (or are deemed not to have been satisfied) or waived as aforesaid, the Vendor Parent shall forthwith discharge its obligations under Section 3.3 hereof and, thereafter, this Agreement shall terminate and the parties will have no further obligation to each other hereunder.

If the Vendor’s Condition set forth in Section 8.2(b) is not capable of being satisfied by the Condition Date due to a delay on the part of AGLC, then, notwithstanding any provision of this Agreement, the Vendor Parent shall be entitled to extend the Condition Date by up to 60 days, for the sole purpose of satisfying the Vendor’s Condition set forth in Section 8.2(b), by providing written notice of such extension to the Vendor Parent.

8.3	The Vendor Parties and the Purchaser Parties agree that this Agreement is a binding agreement notwithstanding the conditions set forth in this Article 8.

8.4	Each party shall (i) make, or cause to be made, all such filings and submissions under all laws applicable to it, as may be required for it to consummate the purchase and sale of the Purchased Assets in accordance with the terms of this Agreement; (ii) use commercially reasonable efforts to obtain, or cause to be obtained, all consents and authorizations necessary or advisable to be obtained by it in order to consummate such transactions, including using good faith efforts to satisfy the conditions precedent in each such party’s favour on or before the Condition Date; and (iii) take, or use its commercially reasonable efforts to cause to be taken, all other actions necessary, proper or advisable in order for it to fulfill its obligations under this Agreement. Each party will coordinate and cooperate with one another in exchanging such information and supplying such assistance as may be reasonably requested by each other in connection with the foregoing, including providing each other with all notices and information supplied to or filed with any governmental entity, and all notices and correspondence received from any governmental entity.

Article 9
CLOSING AND POSSESSION

9.1	On and subject to the terms and conditions hereof, the Purchased Assets shall be transferred, assigned and conveyed to the Purchaser as at 12:00 noon (Toronto time) on the Closing Date. The Vendors shall deliver possession of the Transferred Premises to the Purchaser as at 12:00 o’clock noon on the Closing Date in the condition existing as of the date of this Agreement.

9.2	Not later than two (2) Business Days prior to the Closing Date, the Vendor Parties shall, as applicable, execute (or cause to be executed) and deliver (or cause to be delivered) to the Purchaser’s Solicitors:

(a)	signed copies of the Lease Agreements relating to the Transferred Premises;

(b)	the GST election under Section 167 of the Excise Tax Act (Canada), signed by the applicable Vendor;

(c)	a specific assignment of the Intellectual Property signed by KushBar Inc.;

(d)	articles of amendment signed by KushBar Inc., wherein KushBar Inc. changes its name to a name that does not include “KushBar” or any similar name;

(e)	a certificate of the Vendor Parties (or such evidence as the Purchaser may reasonably require) confirming that the Vendor Parties is not a non-resident of Canada as such term is defined in the ITA;

(f)	a certificate of the Vendor Parties confirming that all of the covenants and obligations of the Vendor Parties have been observed and performed to the Closing Date in all material respects and that all of the representations and warranties of the Vendor Parties set forth herein remain true and accurate in all material respects as at the Closing Date;

(g)	an assignment and assumption agreements (the “Lease Assignment and Assumption Agreement”) with respect to the Leases, if any, for which a Landlord Consent has been obtained;

(h)	if applicable, Sublease(s);

(i)	all keys and access codes relating to the Transferred Premises;

(j)	as-built drawings for any improvements constructed or installed in the Transferred Premises by the Vendors; and

(k)	any instrument or agreement which the Purchaser may reasonably require be executed and delivered hereunder by the Vendor Parties to give effect to the transaction contemplated by this Agreement.

9.3	On or before the Closing Date, the Purchaser Parties shall execute (where applicable) and deliver (or cause to be delivered) to the Vendor’s Solicitors:

(a)	executed copies of each of the documents delivered by the Vendor Parties pursuant to Section 9.2 which require execution by the Purchaser Parties;

(b)	the Guarantee, Pledge of Shares, and Security Agreement signed by the Purchaser;

(c)	a certificate of the Purchaser Parties (or such evidence as the Vendor Parent may reasonably require) confirming that each of the Purchaser Parties is not a non-resident of Canada as such term is defined in the ITA;

(d)	the GST election under Section 167 of the Excise Tax Act (Canada), signed by the Purchaser; and

(e)	any instrument or agreement which the Vendor Parent may reasonably require be executed and delivered hereunder by the Purchaser Parties to give effect to the transaction contemplated by this Agreement.

9.4	The deliveries required by Sections 9.2 and 9.3 hereof shall be made subject to such reasonable trust conditions and undertakings consistent with the requirements of this Agreement as may be mutually agreed upon between the Vendor’s Solicitors and the Purchaser’s Solicitors.

9.5	It is a condition to Closing that all matters of payment, execution and the delivery of documents by each party to the other be concurrently completed such that Closing shall not be completed until everything required to be completed on or prior to Closing has been completed.

9.6	Notwithstanding any provision of this Agreement:

(a)	if the Purchaser’s Conditions and the Vendor’s Conditions have been satisfied or waived by the Purchaser and Vendor, respectively, on or before the Condition Date, but for one or more Lease Assignment and Assumption Agreements or Subleases not having been obtained in respect of a Premise, then the parties will proceed with Closing with respect to each of the Purchased Assets for which a Lease Assignment and Assumption Agreement or Sublease has been obtained (collectively, the “Partial Purchased Assets”);

(b)	if the Purchase Price payable for the Partial Purchased Assets is:

(i)	less than the gross proceeds (less customary brokerage costs and commissions) of the sale of the Deposit Shares and the aggregate value of the Deposit Shares that have not yet been sold, based on the Consideration Share Price (the “Deposit Share Value”), the Vendor Parent shall return to the Purchaser Parties that number of Deposit Shares having an aggregate value, based on the Consideration Share Price, equal to the difference between such Purchase Price and the Deposit Share Value (the “Excess”), or, if the Vendor does not hold sufficient Deposit Shares to pay the Excess, the Vendor Parent will pay that portion of the Excess that cannot be paid by way of return of Deposit Shares in cash, subject to a maximum equal to the gross proceeds (less customary brokerage costs and commissions) of the sale of the Deposit Shares, or

(ii)	greater than the Deposit Share Value, then, notwithstanding Section 3.1(b), the difference between the purchase price for the Partial Purchased Assets and the Deposit Share Value shall be the principal amount of the Convertible Note.

Article 10
INDEMNIFICATION

10.1	The Vendor Parties shall, jointly and severally, indemnify the Purchaser Parties and the Purchaser’s Indemnified Parties and save them fully harmless from and against any Damages which are suffered or incurred by the Purchaser Parties or the Purchaser’s Indemnified Parties as a result of:

(a)	any breach of any representation or warranty contained in this Agreement or in any certificate or agreement executed and delivered by the Vendor Parties pursuant to this Agreement; and

(b)	any breach or any non-fulfilment of any covenant or agreement on the part of the Vendor Parties contained in this Agreement or in any certificate or agreement executed and delivered by the Vendor Parties pursuant to this Agreement;

(c)	any liabilities of the Vendor Parties, other than the Assumed Liabilities; and

(d)	the use and occupancy of the Transferred Premises prior to the Closing Date.

10.2	The Purchaser Parties shall, jointly and severally, indemnify the Vendor Parties and the Vendor’s Indemnified Parties and save them fully harmless from and against any Damages which are suffered or incurred by the Vendor Parties or the Vendor’s Indemnified Parties as a result of:

(a)	any breach of any representation or warranty of the Purchaser Parties contained in this Agreement or in any certificate or agreement (including the Convertible Note, Security Agreement, Guarantee, and Pledge of Shares) executed and delivered pursuant to this Agreement;

(b)	any breach or non-fulfilment of any covenant or agreement on the part of the Purchaser Parties contained in this Agreement or in any certificate or agreement (including the Convertible Note, Security Agreement, Guarantee, and Pledge of Shares) executed and delivered pursuant to this Agreement;

(c)	enforcement of the Convertible Note, Security Agreement, Guarantee, or Pledge of Shares;

(d)	the Assumed Liabilities, other than Damages caused by the gross negligence or wilful misconduct of the Vendor Parties (or any of them) in carrying out their obligations under the Retail Management Agreement; and

(e)	the use and occupancy of the Transferred Premises on or after the Closing Date.

10.3	Neither the Vendor Parties nor the Purchaser Parties shall be liable to the other for any consequential, incidental, punitive, special, exemplary or indirect damages, cost or deferred profits or revenues, loss of business reputation or opportunity, losses based on loss of use or other business interruption losses and damages except as awarded to a third party in a third party claim.

10.4	Any amounts payable by the Vendor Parties to the Purchaser Parties or by the Purchaser Parties to the Vendor Parties under this Article 10 shall constitute a reduction or increase in the Purchase Price, as the case may be.

10.5	The aggregate liability of the Vendor Parties to the Purchaser Parties with respect to: (i) any breaches of representations and warranties pursuant to this Agreement or in any certificate executed and delivered by the Vendor Parties to the Purchaser Parties pursuant to this Agreement, (ii) any indemnity given by the Vendor Parties to the Purchaser Parties, and (ii) pursuant to Section 12.4 of this Agreement, shall not exceed the aggregate of (A) the gross proceeds (less customary brokerage costs and commissions) of the sale of the Deposit Shares and/or Conversion Shares, (B) the return of any Deposit Shares and/or Conversion Shares held by the Vendor Parent, and (C) $2,200,000 less the aggregate value of Conversion Shares issued to the Vendor Parent, it being acknowledged that the Vendor Parties have the option to determine the allocation of cash, set-off against indebtedness outstanding under the Convertible Note, the Deposit Shares, and Conversion Shares comprising any amounts payable to the Purchaser Parties hereunder.

Notwithstanding the forgoing, in the event the liability relates to a specific Premises among the Purchased Assets, the Vendor Parties’ aggregate liability shall be limited to the Asset Price allocations set forth in Schedule “A”, provided that if the liability is to be satisfied with refunding Deposit Shares and/or Conversion Shares to the Purchaser Parties, the Purchaser Parties shall have the right to claim for the full value of said asset, and if insufficient Deposit Shares Deposit Shares and/or Conversion Shares are available, the Purchaser Parties shall only have the right to receive the pro rata portion of the aggregate proceeds from the Deposit Shares and/or Conversion Shares and any remaining Deposit Shares and/or Conversion Shares available, and the balance of such liability shall be satisfied by way of set-off of the indebtedness outstanding under the Convertible Note, which set-off amount shall only become effective upon written confirmation of both parties, each acting reasonably, as to the amount of said set-off.

The aggregate liability portion of this provision shall not apply in with respect to any fraud or intentional misrepresentation of the Vendor Parties or any of them.

10.6	Any party seeking indemnification hereunder shall give reasonably prompt notice thereof to the Party from whom indemnification is sought. The Party from whom indemnification is sought shall have the sole right to conduct, settle or otherwise dispose of any legal action in respect of which indemnification is sought in any manner it reasonably deems appropriate without the consent of the other Party if but only if it has agreed that the matters in the action are indemnified pursuant to this Article 10.

10.7	This Article 10 shall survive Closing or the termination of this Agreement.

Article 11
Force Majeure

11.1	No party shall be liable or responsible to the other party, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement, when and to the extent such failure or delay is caused by or results from the following force majeure events (“Force Majeure Events”): (a) acts of God; (b) flood, fire, earthquake, tsunami, pandemics (other than the 2019 novel coronavirus pandemic (COVID-19)), or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) government order or law; (e) actions, embargoes or blockades in effect on or after the date of this Agreement, in each case provided it was beyond the control of the party impacted by the Force Majeure Event (the “Impacted Party”).

11.2	The Impacted Party shall give notice within three days of the Force Majeure Event to the other party, stating the period of time the occurrence is expected to continue. The Impacted Party shall use diligent efforts to end the failure or delay (to the extent such efforts can end such failure or delay) and ensure the effects of such Force Majeure Event are minimized (to the extent they can be minimized). The Impacted Party shall resume the performance of its obligations as soon as reasonably practicable after the removal of the cause. In the event that the Impacted Party’s failure or delay remains uncured for a period of 20 consecutive days following written notice given by it under this Section 11.2, or in the event of the Force Majeure Event impacting the Impacted Party is not curable within 20 consecutive days, either party may thereafter terminate this Agreement upon five days’ written notice.

Article 12
MISCELLANEOUS

12.1	Any notice, direction or other instrument required or permitted to be given under the provisions of this Agreement shall be in writing and shall be given by delivery of same or transmission of same by electronic transmission on a Business Day:

(a)	if to either of the Purchaser Parties, at:

Halo Labs Inc.

Attention:
E-mail:

with a copy to:

Dentons Canada LLP

Attention:
E-mail:

(b)	if to any of the Vendor Parties, at:

High Tide Inc.

Attention:
E-mail:

with a copy to:

Garfinkle Biderman LLP

Attention:
E-mail:

Any notice, direction or other instrument aforesaid shall be deemed to have been given and received on the Business Day on which it was delivered or sent by electronic transmission.

12.2	The Purchaser Parties and the Vendor Parties agree that each shall, from time to time, at the request and expense of the other, execute and deliver such further documents and take such further steps as are reasonably required to implement this Agreement.

12.3	In the event that each of the Purchaser’s Condition is satisfied or waived by the Purchaser Parties and thereafter the Purchaser Parties fail to complete the purchase of the Purchased Assets in accordance with this Agreement for any reason other than the default hereunder of the Vendor Parties or non-satisfaction or waiver of the Vendor Conditions, the Vendor Parent may terminate this Agreement without prejudice to the recourse of the Vendor Parties, at law, by statute or in equity, whatsoever, in such circumstances, including the right of the Vendor Parties to maintain an action against the Purchaser Parties for the amount of any Damages suffered by the Vendor Parties, subject to the other relevant provisions of this Agreement, including Section 10.3 and shall not exceed the Purchase Price.

12.4	In the event that all of the Vendor’s Conditions are satisfied or waived by the Vendor Parties and thereafter the Vendor Parties fail to complete the sale of the Purchased Assets to the Purchaser in accordance with this Agreement for any reason other than a default by the Purchaser Parties or non-satisfaction or waiver of the Purchaser’s Conditions, the Vendor Parties agree to forthwith pay the Purchaser Parties the reasonable costs incurred by them in connection with this Agreement, up to a maximum of $150,000 (plus any applicable taxes) and, thereafter, the Purchaser Parties may terminate this Agreement. In no event shall the Vendor Parties’ aggregate liability arising out of this section exceed such $150,000 plus applicable taxes.

12.5	No party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its rights or obligations under this Agreement to any Person. Notwithstanding the forgoing, the parties acknowledge that the Purchaser may assign its interest as Purchaser in this Agreement to a wholly owned corporate entity formed and designated in a Province of Canada prior to Closing (“Assignee”) provided that the Purchaser guarantees and indemnifies all obligations of the Assignee and the assignment in no way negatively impacts any rights of the Vendor Parties in this Agreement.

12.6	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

12.7	All the terms and conditions of this Agreement, including the representations and warranties set out in Article 6 and Article 7 shall not merge on the acceptance of documents or the taking of possession of the Lands and shall be deemed to survive the closing of the transactions contemplated herein in accordance with their terms.

12.8	This Agreement together with the other agreements to be entered into as contemplated by this Agreement (the “Other Agreements”) constitute the entire agreement between the parties pertaining to the subject matter of this Agreement and the Other Agreements and supersede and replace all prior correspondence, agreements, negotiations, discussions and understandings, whether written or oral, including the Original Asset Purchase Agreement. Except as specifically set out in this Agreement or the Other Agreements, there are no representations, warranties, conditions or other agreements or acknowledgements, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or the Other Agreements or which induced any party to enter into this Agreement or the Other Agreements. No reliance is placed on any representation, warranty, opinion, advice or assertion of fact made either prior to, concurrently with, or after entering into, this Agreement or any Other Agreement, or any amendment or supplement hereto or thereto, by any party to this Agreement or any Other Agreement, to any other party, except to the extent the representation, warranty, opinion, advice or assertion of fact has been reduced to writing and included as a term in this Agreement or that Other Agreement, and none of the parties to this Agreement or any Other Agreement has been induced to enter into this Agreement or any Other Agreement or any amendment or supplement by reason of any such representation, warranty, opinion, advice or assertion of fact. There is no liability, either in tort or in contract, assessed in relation to the representation, warranty, opinion, advice or assertion of fact, except as contemplated in this Section.

12.9	Except as otherwise provided in this Agreement, the covenants, representations and warranties set out in this Agreement do not merge but survive Closing and, notwithstanding such Closing or any investigation by or on behalf of a party, continue in full force and effect. Closing does not prejudice any right of one party against another party in respect of any remedy in connection with anything done or omitted to be done under this Agreement.

12.10	(a)	This Agreement, all the transactions contemplated hereby and all information respecting the business and affairs of each of the parties hereto that each of the other parties hereto becomes aware of in connection with the transactions contemplated herein shall remain strictly confidential between the parties and shall not, without the prior consent of the other party, be disclosed to any Person or entity except: (i) where it is required to be disclosed pursuant to a provision of this Agreement or applicable laws or a Court order issued by a Canadian court; (ii) as may be appropriate to disclose to a party’s professional advisors; (iii) to third parties in respect of potential purchase or financial transactions, and (iv) as may be required to enforce this Agreement. In the event of (ii) or (iii) above, such persons must agree in advance of disclosure to maintain the strict confidentiality of this Agreement. Each party shall be liable to the other party for all breaches of this provision by itself or any of the persons to whom it discloses any confidential information.

(b)	Notwithstanding the above, the Vendor Parent and the Purchaser Parties shall agree on the text of joint press releases by which the Vendor Parent and the Purchaser Parties will announce (i) the execution of this Agreement and (ii) the Closing. A party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the transactions contemplated hereby without the consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), and the Vendor Parties must not make any filing with any Governmental Entity with respect to this Agreement or the transactions contemplated hereby without the consent of the Purchaser Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any party that is required to make disclosure by Applicable Law shall use its commercially reasonable efforts to give the other party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The party making such disclosure shall give reasonable consideration to any comments made by the other party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

(c)	Notwithstanding all other provisions hereof, including the Retail Management Agreement, the Purchaser Parties agree that all information that the Vendor Parties may obtain whether directly or indirectly pursuant to this Agreement or otherwise respecting the Vendor Parties including the Vendor Parties’ technology (including technical information and intellectual property rights), the Vendor Parties’ business, the Vendor Parties’ operations and the Vendor Parties’ trade secrets and anything created, generated, or derived from any such information shall be maintained in strict confidence and not released to or disclosed to any person. All such information and derivatives are and shall be the sole property of the Vendor Parties and the Purchaser Parties shall not be entitled to make any use whatsoever of any such information.

(d)	Without limiting the generality of Section 12.7 hereof, the provisions of this Section 12.10 shall not merge into or be extinguished by or otherwise in any way affected by the completion of the transactions contemplated herein and shall survive the completion of the transactions contemplated herein.

12.11	Each of the parties hereto acknowledges that such party has carefully read and fully understands the terms and conditions of this Agreement and has had the opportunity to obtain independent legal advice with respect to this Agreement.

12.12	Except as otherwise provided for in this Agreement, each of the parties shall bear all costs and expenses incurred by it in connection with the finalizing this Agreement and closing the transactions contemplated herein.

12.13	This Agreement may be initially delivered by facsimile transmission or other means of electronic transmission (including by PDF) and in one or more counterparts, and each executed counterpart will be considered to be an original and such counterparts together shall constitute one and the same agreement. Any party that initially executes and delivers this Agreement by facsimile transmission or other means of electronic transmission shall, within a reasonable period thereafter, deliver originally signed copies of this Agreement to the other party.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date noted above.

HALO LABS INC.

Per:
	Name:	Kiranjit Sidhu
	Title:	Chief Executive Officer

HIGH TIDE INC.

Per:
	Name:	Raj Grover
	Title:	Chief Executive Officer

CANNA CABANA INC.

Per:
Name:
Title:

KUSHBAR INC.

Per:
Name:
Title:

HALO KUSHBAR RETAIL INC.

Per:
	Name:	Kiranjit Sidhu
	Title:	President

Signature Page to Asset Purchase Agreement

SchedulE “A”

LANDS AND PREMISES

CORPORATION	KushBar Inc.
MUNICIPALITY	Camrose
MUNICIPAL ADDRESS	Unit #360 6805 48 Avenue T4V 4W1 (the “Camrose Store”)
SQUARE FOOTAGE
LEGAL DESCRIPTION
LANDLORD
LEASE AGREEMENT
INDEMNITY AGREEMENT
DEVELOPMENT PERMIT
RETAIL CANNABIS LICENCE
ASSET PRICE

CORPORATION	KushBar Inc.
MUNICIPALITY	Medicine Hat
MUNICIPAL ADDRESS	Unit #117 3215 Dunmore Road SE T1B 2H2 (the “Medicine Hat Store”)
SQUARE FOOTAGE
LEGAL DESCRIPTION
LANDLORD
LEASE AGREEMENT
INDEMNITY AGREEMENT
DEVELOPMENT PERMIT
RETAIL CANNABIS LICENCE
ASSET PRICE

CORPORATION	KushBar Inc.
MUNICIPALITY	Morinville
MUNICIPAL ADDRESS	Unit #7 8807 100 Street T8R 1V5 (the “Morinville Store”)
SQUARE FOOTAGE
LEGAL DESCRIPTION
LANDLORD
LEASE AGREEMENT
INDEMNITY AGREEMENT
DEVELOPMENT PERMIT
RETAIL CANNABIS LICENCE
ASSET PRICE

Schedule “B”
retail management agreement

a)	The Retail Management Agreement shall provide that the Vendor Parent, or its nominee, will perform the following Retail Services in respect of each of the Licensed Premises in a commercially reasonable manner consistent with the standard of management for a professional retail operator, exercising all reasonable efforts, and in accordance with and subject to the following terms and conditions (the “Retail Services”):

a.	planning, hiring, management and compensation of all staff;

b.	managing the hiring, payroll, benefits, withholdings and tax remittances as required by law;

c.	training of employees and developing training materials;

d.	monitoring of various measures including but not limited to, product safeguards and physical security to prevent theft, damage and other losses;

e.	complying in all respects with the terms and conditions of the leases for any and all of the Licensed Premises

f.	recommending key service providers for point-of-sale, display technology, security, insurance, cleaning, general store supplies and any other goods and services needed for each of the Licensed Premises;

g.	building a sales plan which specifies the target sales for each month;

h.	merchandising each of the Licensed Premises with an attractive array of cannabis products supplied by the AGLC and accessories supplied by the Vendor Parent;

i.	brokering relationships with licensed producers of cannabis supplying products to the markets being served by the Licensed Premises;

j.	managing and replenishing cannabis product and accessories inventory on an ongoing basis within each Licensed Premise and between the Licensed Premises; and

k.	ensuring that the ongoing sales mix for the Licensed Locations meets AGLC requirements.

b)	The implementation of the Retail Management Agreement shall be subject to AGLC approval.

c)	The Vendor Parent shall be bound by and observe all applicable federal, provincial and municipal legislation and related regulations.

d)	In consideration for the Retail Services, the Purchaser will pay a monthly cash fee to the Vendor Parent, or its nominee, equal to % of the gross revenue (other than Analytics Revenue (defined below)) derived from the Licensed Premises that are operating in the ordinary course (the “Fees”), subject to a minimum annual payment of per each such Licensed Premises (the “Minimum Payment”) and a maximum annual payment of per each such Licensed Premises (the “Maximum Payment”), which Minimum Payment and Maximum Payment will be prorated by the actual length of the Term (as defined below).

e)	The Vendor Parent shall deliver to the Purchaser within ten (10) business days after the end of each month, unaudited financial statements with respect to the Licensed Premises prepared in accordance with IFRS (“Monthly Statements”) containing: (a) a balance sheet as of the end of each month; (b) an income statement showing the results of operation of Licensed Premises for each month; and (c) the amount of the Fees payable to the Vendor Parent, earned and accrued for the month then ended.

f)	The Purchaser shall pay the Fees to the Vendor Parent within fifteen (15) calendar days of the end of each month during the Term, and the parties agree to make any adjustments with respect to Maximum Payments within 30 calendar days of the end of each year of the Term.

g)	If the aggregate cash flow for the Licensed Premises is negative in a month (a “NCF Month”), then, provided that the Licensed Premises were operated in the ordinary course during such NCF Month, (i) the Fees payable to the Vendor Parent will be reduced to an amount (the “Reduced Fees”) sufficient to cause cash flow to become neutral, and (ii) if the Reduced Fees are insufficient to cause cash flow to become neutral, the Vendor Parent shall advance funds to the Purchaser in an amount sufficient to cause cash flow to become neutral (a “NCF Advance”). If there is a NCF Month, then the sum of (i) the difference between the Fees and the Reduced Fees (the “Deferred Fees”), and (ii) any NCF Advance (together the with Deferred Fees, the “HITI Contribution”) will be deferred to subsequent months, and, provided the aggregate cash flow for the Licensed Premises is positive in such subsequent months, the HITI Contribution shall be paid to the Vendor Parent from such positive cash flow in priority to any other obligation of the Purchaser. If at the time of termination or expiration of the Retail Management Agreement (A) there remains an NCF Advance balance payable to the Vendor Parent, and (B) the Convertible Note or the Earn-Out Note remains outstanding, the amount of such NCF Advance balance shall be added to the principal amount of the Convertible Note or the Earn-Out Note, as the case may be.

h)	The Retail Management Agreements governing each location shall have a term of not less than one (1) year (the “Term”) from the Closing Date and may be extended for an amount of time mutually agreed upon by the parties. The Retail Management Agreement and may be terminated by either party upon providing the other party with sixty (60) calendar days’ prior written notice.

i)	The Vendor Parent, or its nominee, shall equally share any and all revenue earned by the Licensed Premises as derived directly from the CabanalyticsTM retail sales data program (the “Analytics Revenue”).

j)	The Vendor shall, for and on behalf of the Purchaser and at the Purchaser’s cost, be responsible for obtaining and maintaining any insurance required by law or elected at a higher level for the protection of the Purchaser or its employees during the Term.

k)	The Vendor shall, for and on behalf of the Purchaser and at the Purchaser’s cost, be responsible for remitting any and all taxes due to the applicable authorities during the Term.

l)	Within 10 days of receiving the Purchaser’s notice of termination, the Vendor Parent, or its nominee, shall deliver to the Purchaser (or as the Purchaser may direct) the standard operating procedures required to perform the Retail Services at the Licensed Premises.

m)	The Vendor Parent, or its nominee, will provide the Purchaser with a royalty free licence use the Vendor Parent’s intellectual property related to the Retail Services, provided that such royalty free licence shall not include the CabanalyticsTM retail sales data program.

n)	Upon completion of the Term or early termination of the Retail Management Agreement, the Purchaser shall return to the Vendor Parent all confidential information contained in, reflected by or incorporated into any and all documents and tangible materials as well as permanently erase the Vendor Parent’s confidential information from its computer systems.

o)	The Retail Management Agreement shall include a customary non-solicitation provision in favour of the Purchaser, pursuant to which the Vendor Parent agrees that it shall not solicit any employees or personnel of the Purchaser or its Affiliates at the Licensed Premises or otherwise.

p)	The Retail Management Agreement may be terminated by the Purchaser Parent for cause if: (i) in any of the six (6) calendar months following the Closing Date, the aggregate revenue generated by the ; and (ii) in any of the months after the sixth (6th) month following the Closing Date, the aggregate revenue generated by all of the Licensed Premises .